Exhibit 2

(Translation)
To whom it may concern
February 20, 2008
Contact Information:
NIS GROUP CO., LTD.
Akihiro Nojiri
Senior Executive Director & Executive Officer
Tel: (TOKYO) +81-3-3348-2424
E-mail:Info-ir@nisgroup.co.jp
URL: http://www.nisgroup.jp/english
Notice Regarding Board Member’s Remuneration
As from January 31, 2008, NIS GROUP CO., LTD. (the “Company”) will make a downward adjustment to the financial forecast for the fiscal year ending March 31, 2008. At the same time, no dividend is expected to be paid for the current term.
The Company’s management recognizes the need to establish the causes behind these forecasts for both business results and dividends.
The remuneration for the Chairman, Representative Director of the Board, President and CEO has already been reduced by 20% from November last year as a part of the management reform program including a voluntary retirement program, however, this will be further reduced by cutting all such person’s remuneration payable for the current term. With respect to the remuneration paid to the other directors (excluding outside directors), the Company will continue with a 10% reduction.
The Company’s management recognizes that attaining the target in the mid-term business strategy is their most important responsibility, and it will endeavor to meet this target. The Company requests your understanding and support from its stakeholders in relation to the foregoing.